                                                                    Exhibit 99.2

Contact:
William C. Dow
President and CEO
(847) 229-2222


                      AKSYS REPORTS THIRD QUARTER RESULTS

Lincolnshire, IL -- October 21, 1999 -- Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported results for the third quarter and nine months ended September 30, 1999.

For the third quarter, the Company reported a net loss of $4.6 million, or $0.31 per share, compared with a net loss of $3.6 million, or $0.24 per share, for the third quarter a year ago. Operating expenses increased by approximately $1.2 million to $6.2 million, due primarily to costs incurred in preparation for the clinical evaluation of the PHD System. Expenses were partially offset by the recognition of $1.3 million of fee income related to the co-development and licensing agreement with Teijin Limited of Osaka, Japan. Interest income decreased from $406,000 to $313,000 due to cash and investments being expended to support the Company's development efforts. At September 30, 1999, the Company had total cash and investments of $20.1 million.

For the nine months ended September 30, 1999, the Company reported a net loss of $6.5 million, or $0.44 per share, compared with a net loss of $11.1 million, or $0.76 per share, for the same period last year. The current year's net loss resulted from joint development and licensing income of $8.5 million, being more than offset by total operating expenses of $15.7 million. Expenses supported the Company's efforts to complete the final phases of engineering for its PHD System, and the necessary clinical trials and documentation to advance progress through the FDA approval process. Interest income for the period was $745,000 versus $1,352,000 for the first nine months of fiscal 1998.

William Dow, President and Chief Executive Officer, said, "Having received IDE approval for the PHD System early in the third quarter, the Aksys management team has turned its attention to human clinical trials which began in early September. Building on our current momentum, we anticipate the successful completion of these clinical trials toward the middle of next year. We will also work in parallel on preparing documentation for the 510(k) filing with the U.S. Food and Drug Administration."
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Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.


This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(k) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

                          -financial table to follow-
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                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                           Quarter ended September 30,            Nine months ended September 30,
                                                       -----------------------------------      -----------------------------------
                                                            1999                 1998                1999                 1998
                                                       --------------       --------------      --------------       --------------
Revenues:
     Joint development and licensing income            $    1,335,000       $    1,000,000      $    8,477,000       $    1,000,000
                                                       --------------       --------------      --------------       --------------
Operating expenses:
     Research and development                               4,779,000            3,990,000          11,290,000           10,378,000
     Business development                                     288,000              237,000           1,412,000              608,000
     General and administrative                             1,144,000              772,000           3,012,000            2,447,000
                                                       --------------       --------------      --------------       --------------
Total operating expenses                                    6,211,000            4,999,000          15,714,000           13,433,000
                                                       --------------       --------------      --------------       --------------
Operating loss                                             (4,876,000)          (3,999,000)         (7,237,000)         (12,433,000)

Interest income                                               313,000              406,000             745,000            1,352,000
                                                       --------------       --------------      --------------       --------------
Net loss                                               $   (4,563,000)      $   (3,593,000)     $   (6,492,000)      $  (11,081,000)
                                                       ==============       ==============      ==============       ==============
Net loss per share, basic and diluted                  $        (0.31)      $        (0.24)     $        (0.44)      $        (0.76)
                                                       ==============       ==============      ==============       ==============
Weighted average shares outstanding                        14,886,000           14,709,000          14,844,000           14,627,000
                                                       ==============       ==============      ==============       ==============

                          SELECTED BALANCE SHEET DATA

                                                        September 30,        December 31,
                                                            1999                 1998
                                                       --------------       --------------
Cash and short-term investments                        $   19,278,000       $   20,260,000
Working capital                                            13,237,000           18,010,000
Long-term investments                                         780,000              780,000
Total assets                                               24,107,000           25,942,000
Total liabilities                                           6,859,000            2,640,000
Stockholders' equity                                       17,248,000           23,302,000